# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Exzeo Group, Inc., CIK 0001873951
CUSIP: 30234F101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1000 Century Park Drive, Tampa, Florida (FL), 33607
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001400810

## Reporting persons
- HCI Group, Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Florida (FL); sole voting power 75,000,000; shared voting power 0; sole dispositive power 75,000,000; shared dispositive power 0; aggregate amount beneficially owned 75,000,000 (82.6% of the class)
  Comment: The share percentage is based on 90,771,289 shares outstanding as of December 5, 2026, as reported on the cover page of the Issuer's Form 10-Q filed December 11, 2025.

## Item 1. Issuer
Name of issuer: Exzeo Group, Inc.
Address of issuer's principal executive offices: 1000 Century Park Drive, Tampa, Florida 33607

## Item 2. Person Filing
Name of person filing: HCI Group, Inc.
Address of principal business office or, if none, residence:
3802 Coconut Palm Drive
Tampa, FL 33619
Citizenship: Florida

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 75,000,000
Percent of class: 82.6
Sole power to vote or to direct the vote: 75,000,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 75,000,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

## Signatures
- HCI Group, Inc.: /s/ Paresh Patel, Paresh Patel, Chief Executive Officer (02/13/2026)